Exhibit 12
CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE
Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Six Months Ended
	June 30
	2009	2008

Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$4,393	17,358
Distributions less than equity in earnings of affiliates	(1,092)	(1,991)
Fixed charges, excluding capitalized interest*	781	551

	$4,082	15,918

Fixed Charges
Interest and debt expense, excluding capitalized interest	$578	417
Capitalized interest	249	315
Interest portion of rental expense	103	85

	$930	817

Ratio of Earnings to Fixed Charges	4.4	19.5

*	Includes amortization of capitalized interest totaling approximately $99 million in 2009 and $48 million in 2008.